July 8, 2016	William M. Beaudoin
T +1 617 854 2337
william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 157 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 25, 2016, relating to AMG SouthernSun Global Opportunities Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

The Fund currently intends to make a 485(b) filing on July 8, 2016 containing its prospectus and SAI that will become automatically effective on or about July 9, 2016.

General

1. Comment: Please respond to the Staff’s comments in a correspondence filing, ahead of the amendment’s effective date, and include a Tandy representation in said response.

Response: The requested representations are included below.

2. Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 157. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

Prospectus

3. Comment: Please confirm whether the Fund will invest in emerging market securities. If applicable, please add disclosure relating to investments in emerging markets in the principal investment strategy and principal investment risk sections of the Prospectus.

Response: The Trust confirms that the Fund may invest in emerging market securities as a principal investment strategy. The Trust has revised its disclosure accordingly.

4. Comment: The disclosure under “Summary of the Fund – Principal Investment Strategies” states that “[u]nder normal circumstances, the Fund will invest at least 35% of its net assets in investments economically tied to countries other than the U.S., or, if in the view of SouthernSun Asset Management, LLC (“SouthernSun” or the “Subadvisor”), market conditions are not favorable, at least 30% of its net assets in investments economically tied to countries other than the U.S., and the Fund will hold investments economically tied to a minimum of three countries other than U.S.” In light of the use of the term “global” in the Fund’s name, please revise this policy so that the Fund will normally invest at least 40% of its assets in investments economically tied to countries other than the U.S. or otherwise revise this policy in accordance with the adopting release for Rule 35d-1 under the 1940 Act footnote 42.

Response: The Trust notes that Rule 35d-1 does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1

The Trust notes that the absence, from the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission has stated that the Division of Investment Management no longer distinguishes the terms “global” and “international,” the Division has in the past suggested that an investment

[1]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (hereinafter the “ICI Memorandum”) (quoting the Staff).

company with “international” in its name should invest in securities of at least three countries outside the United States and that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States).2 The Trust believes that the Fund will invest in a portfolio of investments that is tied economically to a number of countries throughout the world and that the Fund’s current disclosure is adequate in this regard.

5. Comment: The Fund lists “Hedging Risk” as a principal risk of investing in the Fund. If hedging is a principal risk, please disclose the hedging strategy in the “Summary of the Fund – Principal Investment Strategies” section of the Prospectus. In addition, please clarify the risks associated with such a hedging strategy in the “Summary of the Fund – Principal Risks” section of the Prospectus.

Response: The Fund confirms that Hedging Risk is a principal risk of investing in the Fund and has added related disclosure in the “Summary of the Fund – Principal Investment Strategies” section. The Fund has revised Hedging Risk in the “Summary of the Fund – Principal Risks” section as follows:

Hedging Risk—There is no guarantee that hedging strategies will be successful. For example, changes in the value of a hedging transaction may not completely offset changes in the value of the assets and liabilities being hedged. Hedging transactions involve costs and may result in losses.

6. Comment: The Fund lists “Derivatives Risk” as a principal risk of investing in the Fund. The Staff notes that derivatives are not disclosed in the principal strategy, but that they are only discussed in the section “Additional Information about the Fund’s Principal Investment Strategies.” If investments in derivatives are a principal risk, please add disclosure on derivatives in the “Summary of the Fund – Principal Investment Strategies” section of the Prospectus.

Response: The Fund confirms that Derivatives Risk is a principal risk of investing in the Fund and has added related disclosure in the “Summary of the Fund – Principal Investment Strategies” section.

7. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” in footnote 2 to the Annual Fund Operating Expenses table, please add disclosure on the Adviser’s ability to recover from the Fund fee waivers and expenses paid and disclose any cap on exceeding the contractual limitation.

Response: The requested change has been made.

[2]	As stated in the ICI Memorandum, the Staff’s position is that a fund with the word “international” or “global” in its name should invest in at least three different countries, under normal market conditions. The Staff also stated that it did not believe that this approach is compulsory.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.